[Letterhead of SandRidge Energy, Inc.]
October 23, 2007
Via EDGAR and Federal Express
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549

Re:	SandRidge Energy, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed October 4, 2007 File No. 333-144004
Dear Mr. Schwall:
     Set forth below are the responses of SandRidge Energy, Inc., a Delaware corporation (“we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated October 19, 2007, with respect to the review of Amendment No. 3 to the Company’s Form S-1 filed with the Commission on October 4, 2007, File No. 333-144004 (the “Registration Statement”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment.
     We have filed through EDGAR and enclosed herewith five courtesy copies of Amendment No. 4 (“Amendment No. 4”) to the Registration Statement.
General
1.	Eliminate the new cover page reference to “joint book-running managers.”

Response: We have eliminated the reference to “joint book-running managers” on the front cover page and back cover page.

U.S. Securities and Exchange Commission
October 23, 2007

2.	We note the new disclosure regarding the sale of shares to Mr. Ward, your CEO and largest shareholder. Explain to us why you believe you can register the issuance of these shares with this registration statement. We may have additional comments.

Response: We respectfully submit that our proposed treatment of the concurrent public offering of shares to an entity controlled by Mr. Ward is consistent with the provisions and principles of the Securities Act of 1933. We further respectfully submit that this treatment is much more consistent with the facts than a deemed completed private placement. The concurrent offering is being made directly by us to Mr. Ward. While Mr. Ward has orally indicated his desire to purchase such shares, he is under no legal obligation to do so. In addition, the price at which he may purchase such shares is the public offering price, which has not yet been determined. We submit that this is similar to any public offeree who, prior to effectiveness, orally indicates an interest in purchasing securities in a public offering, including participants in the disclosed directed share program. To recharacterize this offer and indication of interest by Mr. Ward as a completed private transaction would be inconsistent with the facts and would serve little statutory or regulatory purpose. This approach is consistent with prior transactions involving a concurrent public offering of shares to senior officers or their affiliates. Please see the registration statements for the Enterprise GP Holdings L.P. initial public offering (Registration No. 333-124320 filed August 24, 2005) and Enterprise Products Partners, L.P. follow-on offering (Registration No. 333-102778 filed August 2, 2004). Accordingly, we believe it is appropriate to register these shares with the Registration Statement. We have revised our disclosure on the cover page and page 134 of Amendment No. 4 to clarify that Mr. Ward has no current obligation to purchase such shares.

3.	Make clear whether the amount per share Mr. Ward will pay in the offering will be adjusted in any way to give effect to the absence of an underwriting discount.

Response: As previously disclosed in the Registration Statement, Mr. Ward will pay the public offering price per share for any shares he purchases directly from us. No adjustment will be made to give effect to the lack of an underwriting discount with respect to these shares. Please see page 134 and the cover page of Amendment No. 4.

4.	The purpose of the proposed artwork as it appears on the inside cover page is not apparent. If you intend to retain it, please provide us with an explanation and include appropriate text as necessary to place it in proper context.

Response: We have included additional disclosure on the inside cover page of Amendment No. 4 to place the illustration in its proper context. The artwork on the inside cover page is intended to illustrate the complex structural geology of the West Texas Overthrust, the geological formation in our primary area of operation. The illustration depicts a north/south cross section across the leading edge of the western most portion of the West Texas Overthrust. The well-bores depicted in the illustration are based on actual producing wells that we operate. The illustration is not to scale, but is based on subsurface well logs, 2-D seismic profiles and published geological papers.

5.	We note your response to our prior comment 2. Please file all remaining exhibits, including the underwriting agreement and opinion of counsel.

Response: We have filed all remaining exhibits with Amendment No. 4, including the form of underwriting agreement and opinion of counsel.

U.S. Securities and Exchange Commission
October 23, 2007

6.	We note that you have filed a Form of Indemnification Agreement as Exhibit 10.5. Please describe the material terms of that agreement in the prospectus.

Response: The material terms of the indemnification agreements have been previously described in the Registration Statement. Please see pages 96 and 97 of Amendment No. 4.
Use of Proceeds, page 26
7.	We note that you intend to use a portion of the proceeds to repay a $50 million note you intend to incur in connection with a potential acquisition. Please describe the properties to be acquired and the anticipated terms of the acquisition, if material.

Response: We have described the terms of the acquisition and the properties acquired on page 69 of Amendment No. 4.
Executive Compensation and Other Information
Summary Compensation, page 105
8.	Please update the status of Mr. Mitchell in footnote 4 to this table.

Response: We have revised the disclosure on page 105 of Amendment No. 4 to update the status of Mr. Mitchell.
Principal and Selling Stockholders, page 115
9.	You indicated to us that you will not have any selling stockholders. If true, please revise the heading to this section and the table to eliminate the suggestion that there are selling shareholders.

Response: We have eliminated all references to selling stockholders in Amendment No. 4.
Related Party Transactions
General, page 117
10.	Once it has been drafted, describe the material terms of your written policy with respect to reviewing, approving and ratifying related party transactions.

Response: We have described the material terms of our written policy for reviewing, approving and ratifying related party transactions on page 117 of Amendment No. 4.

U.S. Securities and Exchange Commission
October 23, 2007

Other Transactions with N. Malone Mitchell, 3rd , page 119
11.	We note your response to our prior comment 4. State whether the May 2, 2007 transaction was on terms similar to those obtainable from third parties and whether the purchase was approved by disinterested Board members. File the purchase agreement as an exhibit. Further describe the leasehold acreage purchased from Longfellow.

Response: We have substantially revised the description of the May 2, 2007 transaction on page 120 of Amendment No. 4 to provide a more accurate description of the transaction and to respond to the requested information. We do not believe any of these oil and gas leases are required to be filed with the Registration Statement as material contracts exhibits because (i) the only documentation of the transactions is a series of oil and gas leases on forms mandated, reviewed and approved by the General Land Office of the State of Texas, (ii) Mr. Mitchell’s affiliate, Longfellow, is not an actual party to the leases and is only acting as agent and (iii) the leases are of a type routinely entered into in the ordinary course of our business.
Other Transactions with Dan Jordan, page 120
Other Transactions with Bill Gilliland, page 120
12.	State whether the June 2007 transaction with Mr. Jordan and the February 2006 transaction with Mr. Gilliland were on terms similar to those obtainable from third parties and whether the purchases were approved by disinterested Board members.

Response: We have revised the disclosure on page 121 of Amendment No. 4 to state that the transactions with Mr. Jordan and Mr. Gilliland were on terms similar to those obtainable from third parties and that the purchases were approved by disinterested Board members.
     Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 4 to Bruce Thompson at (405) 753-5603 or Jim Prince at Vinson & Elkins L.L.P. at (713) 758-3710.

Very truly yours,
By:	/s/ V. Bruce Thompson
V. Bruce Thompson
Senior Vice President — Legal and General Counsel

cc:
Donna Levy, Securities and Exchange Commission
Lily Dang, Securities and Exchange Commission
James Murphy, Securities and Exchange Commission
James M. Prince, Vinson & Elkins L.L.P.
T. Mark Kelly, Vinson & Elkins L.L.P.
Richard D. Truesdell, Jr., Davis Polk & Wardwell